EX-99.B-77D
                                                                             and
                                                                 EX-99.B-77Q1(b)

                             W&R TARGET FUNDS, INC.

SUB-ITEM 77D(a):    Policies with respect to security investments
     and
SUB-ITEM 77Q1       Exhibits
(b)
                    Effective October 16, 2000, the goals of W&R Target Funds,
                    Inc. Core Equity Portfolio are to provide capital growth and income. Core Equity Portfolio seeks to achieve its goals by primarily investing, during normal market conditions, in common stocks of large, high-quality U.S. and foreign companies with dominant market positions in their industries and with a record of paying regular dividends on common stock or with the potential for capital appreciation. There is no guarantee that Core Equity Portfolio will achieve its goals.